Results of Annual Meeting of Shareholders (unaudited)
The Annual Meeting of Shareholders of the Fund was held on April 27, 2012 at the offices of Simpson Thacher & Bartlett
LLP, 425 Lexington Avenue, New York, New York. The description of the proposals and number of shares voted at the meeting are as follows:

To elect directors to the Board of Directors of the Fund:

                   Votes For                Votes Withheld

Martin Gilbert     21,678,270                  4,117,798
Lawrence K. Becker 21,807,364                  3,988,704
Jeswald W. Salacuse 21,728,635                 4,067,433
Hugh Young          21,820,170                 3,975,898

Directors whose term of office continued beyond this meeting are as follows: Leslie H. Gelb, J. Marc Hardy, Stephane R. F.
Hardy, and Luis F. Rubio.